Wuhan General Group (China), Inc.
Canglongdao Science Park of Wuhan East Lake Hi-Tech Development Zone
Wuhan, Hubei 430200
People’s Republic of China

February 4, 2008

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Jennifer Hardy, Branch Chief

Re:	Wuhan General Group (China), Inc. (the “Company”)
Registration Statement on Form SB-2, as amended (File No. 333-141372)

Dear Ms. Hardy:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the Company hereby requests that the effective date of the above-captioned Registration Statement be accelerated so that it will become effective at 4 p.m., Eastern Time, on Tuesday, February 5, 2008, or as soon thereafter as practicable.

In connection herewith, the Company hereby acknowledges that:

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should the Securities and Exchange Commission (the “Commission”), or the Commission’s staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Company may not assert the staff’s comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, Wuhan General Group (China), Inc. By: /s/ Kuang Yuandong Name: Kuang Yuandong Title: Chief Financial Officer